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                               Exhibit 99(a)(23)


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                         Raleigh Capital Associates L.P.
                             100 Jericho Quadrangle
                            Jericho, New York  11735

                              RE: CLOSING OF OFFER

Dear Unitholder:

     To facilitate the closing of the Offer, Raleigh has modified the purchase price under its Offer to purchase your Units of Arvida/JMB Partners, L.P. as follows. As set forth in the enclosed Supplement No. 2, the Offer now provides for $400 cash per Unit to be paid to tendering unitholders upon closing of the Offer PLUS an additional $40 cash per Unit to be paid upon a determination by the Delaware Chancery Court that the Purchaser has voting rights or upon an acknowledgement by the General Partner that Raleigh, as an assignee of units, has voting rights. The additional $40 per Unit will be paid regardless of any appeal of the Chancery Court's decision. Prior to payment for Units which have been tendered, Raleigh is required by law to extend the closing date of the Offer, and accordingly has extended the Offer until April 29, 1997.

     As you know, Raleigh has previously been forced to extend the Offer as a result of the General Partner's efforts to deny voting rights of all unitholders other than those who acquired units in the 1987 original public offering. Raleigh strongly believes that all unitholders have voting rights and that this is a blatant attempt by the General Partner to disenfranchise unitholders and further entrench itself at the economic expense of unitholders. A hearing on the issue of voting rights was held in the Delaware Chancery Court from April 7th through April 9th, and a decision is not expected to be rendered by the Court for at least several weeks.

     THE FULL $440 PURCHASE PRICE, WHICH WILL BE PAID IF THE CHANCERY COURT RULES IN FAVOR OF RALEIGH OR IF THE GENERAL PARTNER ACKNOWLEDGES THAT RALEIGH, AS AN ASSIGNEE OF UNITS, HAS VOTING RIGHTS, REFLECTS THE ORIGINAL $500 PURCHASE PRICE LESS THE $60 PER UNIT CASH DISTRIBUTION MADE BY THE PARTNERSHIP DURING THE FIRST QUARTER OF 1997 AND ALREADY RECEIVED BY YOU.

You may wish to consider the following in deciding whether to tender your Units:

     - The General Partner intends to engage in a lengthy five year liquidation of the Partnership commencing in November 1997;

     - According to the Partnership's 1996 Report on Form 10-K, profits for 1996 declined by 35% and may remain at these lower levels in the future due to the completion of development activity at the Partnership's higher priced communities;

     - A $45 million litigation initiated by the Broken Sound homeowners community against the Partnership, which the General Partner previously stated was "without merit," has recently survived a motion to dismiss and has been certified as a class action; and

     - The General Partner's own Special Committee continues to recommend that unitholders who have a current need or desire for liquidity tender their units in the Offer.

     If you have not already tendered your Units and wish to do so now, send a completed and executed copy of the Letter of Transmittal and any documents required by the Letter of Transmittal to The Herman Group using the enclosed pre-addressed, postage paid envelope at:

                             THE HERMAN GROUP, INC.
                       2121 San Jacinto Street, 26th Floor
                              Dallas, Texas  75201

                       For information call 1-800-992-6146

                                      RALEIGH CAPITAL ASSOCIATES L.P.